# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sprout Social, Inc., CIK 0001517375
CUSIP: 85209W109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 131 South Dearborn Street, Suite 700, Chicago, Illinois (IL), 60603
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000316
Filed by CIK 0001423686

## Reporting persons
- Cadian Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,857,191; sole dispositive power 0; shared dispositive power 3,857,191; aggregate amount beneficially owned 3,857,191 (7.3% of the class)
- Cadian Capital Management GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,857,191; sole dispositive power 0; shared dispositive power 3,857,191; aggregate amount beneficially owned 3,857,191 (7.3% of the class)
- ERIC BANNASCH: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,857,191; sole dispositive power 0; shared dispositive power 3,857,191; aggregate amount beneficially owned 3,857,191 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Sprout Social, Inc.
Address of issuer's principal executive offices: 131 South Dearborn Street, Suite 700, Chicago, Illinois, 60603

## Item 2. Person Filing
Name of person filing: (i) Cadian Capital Management, LP, (ii) Cadian Capital Management GP, LLC, and (iii) Eric Bannasch (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 535 Madison Avenue, 36th Floor, New York, New York 10022
Citizenship: (i) Cadian Capital Management, LP is a Delaware limited partnership, (ii) Cadian Capital Management GP, LLC is a Delaware limited liability company, and (iii) Eric Bannasch is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of the Reporting Persons may have been deemed to have beneficially owned 3,857,191 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Sprout Social, Inc. (the "Issuer"). All securities reported in this Schedule 13G were directly held by Cadian Master Fund L.P., Cadian Opportunities Master Fund LP, and Cadian Master Software Opportunities Fund, LP (collectively, the "Advisory Clients"), advisory clients of Cadian Capital Management, LP (the "Adviser"). Pursuant to Investment Management Agreements between the Advisory Clients and the Adviser, the Adviser exercises exclusive voting and investment power over securities directly held by the Advisory Clients. Cadian Capital Management GP, LLC is the general partner of the Adviser. Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC.
Percent of class: As of September 30, 2025, each of the Reporting Persons may have been deemed to have beneficially owned approximately 7.3% of the shares of Class A Common Stock of the Issuer outstanding, based on 53,145,821 shares of Class A Common Stock outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
Sole power to vote or to direct the vote: As of September 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Class A Common Stock.
Shared power to vote or to direct the vote: As of September 30, 2025, each of the Reporting Persons may have been deemed to have had shared power to vote or to direct the vote of 3,857,191 shares of Class A Common Stock.
Sole power to dispose or to direct the disposition: As of September 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Class A Common Stock.
Shared power to dispose or to direct the disposition: As of September 30, 2025, each of the Reporting Persons may have been deemed to have had shared power to dispose or to direct the disposition of 3,857,191 shares of Class A Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G were directly held by the Advisory Clients. Cadian Master Fund L.P. individually directly holds Class A Common Stock representing more than 5% of the Issuer's Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cadian Capital Management, LP: /s/ Eric Bannasch, Eric Bannasch/Managing Member, Cadian Capital Management GP, LLC, its General Partner (11/14/2025)
- Cadian Capital Management GP, LLC: /s/ Eric Bannasch, Eric Bannasch/Managing Member (11/14/2025)
- ERIC BANNASCH: /s/ Eric Bannasch, Eric Bannasch/Self (11/14/2025)